Exhibit 99.1

Obsidian Energy Provides Update on Offer to Purchase $3.0 Million of our Outstanding Senior Unsecured Notes

CALGARY, March 14, 2025 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today provides an update on the previously announced offer (the “Offer“) to purchase for cash, up to an aggregate amount of $3.0 million of our outstanding 11.95 percent Senior Unsecured Notes due July 27, 2027 (the “Notes“). The Offer expired on March 11, 2025, and was made on the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2025.

There were no Notes validly tendered prior to the deadline at 5:00 p.m., EDT, on March 11, 2025. The Company currently has $114.2 million aggregate principal amount of Notes outstanding.

Computershare Investor Services Inc. served as the tender agent for the Offer.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

All figures are in Canadian dollars unless otherwise stated.

CORPORATE INFORMATION

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com